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                                                                  EXHIBIT (a)(8)



                     LENNAR COMMENCES FORTRESS TENDER OFFER



MIAMI, June 21, 2002 - Lennar Corporation (NYSE:LEN) announced today that its wholly owned subsidiary, FG Acquisition Corporation, has begun a tender offer in which it is seeking all the shares of The Fortress Group, Inc. (NasdaqNM:FRTG) which it does not already own for $3.68 per share in cash. The tender offer will expire at 5:00pm New York City time, on July 22, 2002, unless it is extended.

As previously announced, on June 17, 2002, Lennar acquired preferred stock, common stock and warrants which gave it a controlling interest in Fortress. The tender offer is being made in accordance with an agreement between Lennar and Fortress signed that day. It is expected that, after the tender offer expires, the Lennar subsidiary and Fortress will merge in a transaction which the Fortress shareholders who did not tender their shares will receive the same cash consideration they would have received if they had tendered their shares and Lennar will become the sole stockholder of Fortress.

Lennar, founded in 1954, is headquartered in Miami, Florida. It has homebuilding operations in 16 states and is one of the nation's leading builders of quality homes for all generations, building affordable, move-up and retirement homes. Under the Lennar Family of Builders banner, Lennar includes the following brand names: Lennar Homes, U.S. Home, Greystone Homes, Village Builders, Renaissance Homes, Orrin Thompson Homes, Lundgren Bros., Winncrest Homes, Sunstar Communities, Don Galloway Homes, Patriot Homes, Rutenberg Homes and NuHome. Lennar's active adult communities are primarily marketed under the Heritage and Greenbriar brand names. Its Financial Services Division provides residential mortgage services, title and closing services, and its Strategic Technologies Division provides high-speed Internet access, cable television and alarm monitoring services for both Lennar homebuyers and other customers.

Fortress is a regional homebuilder, building single-family homes for first-time, move-up and luxury homebuyers in five of the nation's regional housing markets. Fortress' homes are marketed under the names of its operating subsidiaries: The Genesee Company (Denver and Ft. Collins, Colorado and Tucson, Arizona) and Wilshire Homes (Austin and San Antonio, Texas). Fortress Mortgage, Inc., a wholly-owned subsidiary of Fortress, provides permanent loan financing to purchasers of Fortress' homes through a variety of conventional and government-backed financing programs. These mortgage programs are available through branch offices located in the regional markets served by Fortress' homebuilding subsidiaries.